July 23, 2019
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Jan Woo Mitchell Austin Stephen Krikorian Diane Fritz

Re:	Health Catalyst, Inc. Registration Statement on Form S-1 (File No. 333-232400)
Ladies and Gentlemen:
Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that as of the date hereof, approximately 3,238 copies of the Preliminary Prospectus dated July 23, 2019 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.
We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Wednesday, July 24, 2019 or as soon thereafter as practicable.
[Signature page follows]

Very truly yours,
GOLDMAN SACHS & CO. LLC
J.P. MORGAN SECURITIES LLC
As representatives of the Underwriters

By:	Goldman Sachs & Co. LLC

By:	/s/ Elizabeth Reed
Name: Elizabeth Reed
Title: Managing Director

By:	J.P. Morgan Securities LLC

By:	/s/ Stas Byhovsky
Name: Stas Byhovsky
Title: Managing Director